Harrison S. Clay

Vice President and General Counsel

VIA FAX/EDGAR

March 10, 2009

United States Securities Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, DC  20549

Attn: John Fieldsend

RE:	Clean Energy Fuels Corp.
Form 10-K for the Year Ended December 31, 2007, filed March 19, 2008
Definitive Proxy Statement on Schedule 14A, filed April 15, 2008
Form 10-Q for the Period Ended September 30, 2008, filed
November 14, 2008
File No. 1-33480

Dear Mr. Fieldsend:

Set forth below are Clean Energy Fuels Corp.’s (the “Company”) responses to the Staff’s Comment Letter dated February 27, 2009 regarding our (1) Annual Report on Form 10-K for the Year Ended December 31, 2007, filed March 19, 2008, (2) Definitive Proxy Statement on Schedule 14A, filed April 15, 2008 and (3) Quarterly Report on Form 10-Q for the Period Ended September 30, 2008, filed November 14, 2008.  The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.

General

1.              We note your responses to comments 1, 12, 14, 18, and 19 in our letter dated December 30, 2008.  In those responses, you state that in future filings you will comply with our comments.  Also, in your response letter, please provide us with your intended disclosure for future filings.

Set forth below is our intended disclosure to respond to comments 1, 12, 14, 18 and 19 from your letter dated December 30, 2008.  The Company respectfully advises the Staff that in all cases the anticipated disclosure described below is subject to further change and modification based on internal review and review and comment of the Company’s auditors and legal counsel prior to filing with the Commission.  In addition, the Company advises the Staff that, with respect to the anticipated disclosure that is responsive to Comment 1, the Company also anticipates providing comparable disclosure related to the impact of falling commodity prices and the economic recession on the Company’s business in the Business section and Risk Factors section of the Company’s Form 10-K for the year ended December 31, 2008.

Anticipated Disclosure in Response to Comment 1:

“Key trends in 2006, 2007 and 2008.  According to the U.S. Energy Information administration, demand for natural gas fuels in the United States increased by approximately 25% during the period January 1, 2006 through December 31, 2008. We believe this growth in demand was attributable primarily to the rising prices of gasoline and diesel relative to CNG and LNG during these periods and increasingly stringent environmental regulations affecting vehicle fleets.

The number of fueling stations we served grew from 147 at December 31, 2004 to 176 at December 31, 2008 (a 19.7% increase). Included in this number are all of the CNG and LNG fueling stations we own, maintain or have a fueling supply contract with. The amount of CNG and LNG gasoline gallon equivalents we delivered from 2005 to 2008 increased by 29.4%. The increase in gasoline gallon equivalents delivered, together with higher prices we charged our customers due to higher natural gas prices, contributed to increased revenues during these periods. Our cost of sales also increased during these periods, which was attributable primarily to increased costs related to delivering more CNG and LNG to our customers and the increased price of natural gas.

During 2008 prices for oil, gasoline, diesel fuel and natural gas experienced significant volatility and substantial price declines by the end of 2008.  Oil declined from a high of $148 per barrel on July 11, 2008 to a price of $38 per barrel on December 31, 2008.  In California, average retail prices for gasoline have declined from a high of $4.59 per gallon in June of 2008 to $1.81 per gallon at December 31, 2008 and average retail prices for diesel fuel have declined from a high of $5.03 per gallon in May and June of 2008 to $2.24 per gallon at December 31, 2008.  To the extent that we continue to try to price LNG and CNG at a discount to these lower diesel and gasoline prices in an effort to attract new and retain existing customers, our revenue and profit margin on fuel sales may be lower.  In addition, the volatility in natural gas prices has a direct impact on our revenue.  The NYMEX price for natural declined from over $13.00 per mmBtu in July 2008 to around $6.90 per mmBtu at the end of December, 2008.  Our sales revenue from biomethane produced by DCE, which through December 31, 2008 was sold based on an index price for natural gas, has had a corresponding drop due to the lower natural gas prices.  The average retail sales price of our CNG fuel sold in the Los Angeles metropolitan area declined from $3.20 for the month of July, 2008 to $1.30 for the month of December 2008.  Continuing declines in natural gas prices would lead to further revenue reduction and potentially lower profit margins on our fuel sales.  In addition, reduction in our accounts receivable balances at certain of our subsidiaries due to decreased natural gas prices may result in violation of one of our debt covenants under our credit agreement with PlainsCapital Bank, as is further described in “Liquidity and Capital Resources” below.

Anticipated future trends.  Despite the recent volatility and decline in energy prices, we anticipate that, over the long term, the prices for gasoline and diesel will continue to be higher than the price of natural gas as a vehicle fuel, and more stringent emissions requirements will continue to make natural gas vehicles an attractive alternative to traditional gasoline and diesel powered vehicles.  Our belief that natural gas will continue, over the long term, to be a cheaper vehicle fuel than gasoline or diesel is based in part on the growth in U.S. natural gas production.  A 2008 Navigant Consulting Report indicates that as a result of 22 large gas shale finds in the U.S., domestic reserves have increased to 118 years.  The study concludes that the U.S. may have sufficient natural gas resources to be self sufficient in natural gas — to fuel conventional natural gas markets as well as develop new natural gas markets. A January 2009 update to the report indicates that there is an 11 billion cubic feet per day production surplus of natural gas that may be as high as 27 billion cubic feet per day by 2015.  Analysts believe that there is a significant worldwide supply of natural gas relative to crude oil as well. According to the 2008 BP Statistical Review of World Energy, on a global basis, the ratio of proven natural gas reserves to 2007 natural gas production was 45% greater than the ration of proven crude oil reserves to 2007 crude oil production.  This analysis suggests significantly greater longer term availability of natural gas than crude oil based on current consumption.

We believe there will be significant growth in the consumption of natural gas as a vehicle fuel among vehicle fleets, and our goal is to capitalize on this trend and enhance our leadership position as this market expands. We have built a natural gas fueling station, and plan to build additional natural gas fueling stations, that will provide LNG to fleet vehicles at the Ports of Los Angeles and Long Beach. We also anticipate expanding our sales of CNG and LNG in the other markets in which we operate, including public transit, refuse hauling and airports. Consistent with the anticipated growth of our business, we also expect that our operating costs and capital expenditures will increase, primarily from the anticipated expansion of our station network as well as the logistics of delivering more CNG and LNG to our customers. Additionally, we have and will continue to increase our sales and marketing team and other necessary personnel as we seek to expand our existing markets and enter new markets, which will also result in increased costs.

In addition, the economic recession that began during 2008 has resulted in decreased demand for vehicle fuel generally, which has reduced our sales of LNG and CNG fuel.  The disruption in the capital markets that began during 2008 and has continued into 2009 has made it more difficult for new customers to finance or invest in natural gas vehicle acquisitions.  Continuing economic contraction and reduced economic activity may reduce our opportunities to attract new fleet customers.  Many municipal and local governments, which represent over half of our sales on a volume basis, are experiencing significant budget deficits as a result of the economic recession and may be unable to invest in new natural gas vehicles for their transit or refuse fleets, which could negatively affect our business.”

Anticipated Disclosure in Response to Comment 12

“We determine the appropriate level for each compensation component based on the performance of the employee (including any extraordinary performance), level of responsibility and commitment associated with the position and our business judgment and experience.  In addition, our compensation decisions generally reflect our belief that employees with comparable levels of responsibility and performance deserve comparable compensation, and that employees with greater degree of responsibility and performance deserve greater compensation on a relative basis. Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.”

Anticipated Disclosure in Response to Comment 14

The Company’s disclosure in the Compensation Discussion & Analysis section of the Company’s Proxy Statement for 2009 will include a discussion of all of the factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand the Company’s compensation policies and decisions regarding the Company’s named executive officers.  While the Company has not yet completed drafting its Compensation Discussion and Analysis for the 2009 Proxy Statement, the Company anticipates that the Compensation Discussion and Analysis will address the following factors that are necessary to provide investors material information to understand the Company’s compensation policies and decisions regarding the Company’s named executive officers:

•                  The compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

•                  We believe that long-term performance is achieved through an ownership culture that encourages performance by our named executive officers through the use of stock and stock based awards.  Historically, we have awarded stock options to our named executive officers.

•                  Our compensation committee does not maintain any formal policies with respect to the timing of option grants.  However, such grants to our named executive officers generally occur at regularly scheduled meetings of our board of directors or our compensation committee, and are priced based on the closing price of our common stock on the date of grant. For new hires, options are generally priced at the later to occur of the date of the meeting at which the board of directors or compensation committee approves the grant or the first date of employment.

•                  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of our named executive officers, taking into account competitive market compensation paid by other companies for similar positions.

•                  The compensation committee uses its judgment and discretion in determining the amount of base salary and does not target a particular range in relation to salaries at other companies.

•                  For each named executive officer, the performance criteria for cash bonus awards are currently bifurcated, with 35% of the total potential cash bonus award based on the volume of gasoline gallons equivalents of natural gas sold by us, and 65% of the total potential cash bonus award based on the target EBITDA of our company.  The specific performance criteria EBITDA and volume sold targets for 2008 and 2009 will be included in the proxy statement.

•                  Our compensation committee may, in its discretion, award additional special cash bonuses in the future to reward extraordinary efforts by our named executive officers coupled with successful results for our company.

•                  Our annual process of determining overall compensation for named executive officers begins with recommendations made by Mr. Littlefair, our President and Chief Executive Officer, to our compensation committee. In making his recommendation, Mr. Littlefair considers a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the individual’s long-term commitment to our company, and the scarcity of individuals with similar skills. Acting with the recommendation from Mr. Littlefair, our compensation committee makes the final determination of compensation for our named executive officers. The compensation committee determines the compensation of Mr. Littlefair. Mr. Littlefair also submits recommendations to the compensation committee regarding his own proposed compensation levels, which are taken under advisement by the committee.

Anticipated Disclosure in Response to Comment 18

“Our audit committee charter requires that all related party transactions, as defined in Item 404(a) of Regulation S-K, must be reviewed and approved by our audit committee, in accordance with NASDAQ Marketplace Rule 4350(h). When evaluating such transactions, our audit committee focuses on whether the terms of such transactions are at least as favorable to us as terms we would receive on an arms-length basis from an unaffiliated third party.”

Anticipated Disclosure in Response to Comment 19

“We believe that the transactions and agreements that are disclosed below contain comparable terms to those the company could have obtained from unaffiliated third parties.”

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 36

2.              We note your response to comment 18 in our letter dated December 30, 2008.  In that response, you state that your audit committee charter includes a broad provision that the audit committee is responsible for conducting appropriate review and oversight of all related-party transactions.  In your response letter, and in the future filings, please explain in great detail the manner in which your audit committee conducts its “appropriate review and oversight” of all related-party transactions.

As described in our anticipated disclosure in response to Comments 18 and 19 from your letter dated December 30, 2008, the audit committee reviews and approves all related party transactions with a focus on whether the terms of such transactions are at least as favorable to the Company as the terms the Company could receive on an arms-length basis from an unaffiliated third party.  The Company respectfully submits that the application of the analysis to any particular proposed related party transaction will depend upon the facts and circumstances of the transaction in question.

3.              We note your response to comment 19 in our letter dated December 30, 2008.  In your response letter, please disclose whether the transactions and agreements with related parties that you disclose in this section of the definitive proxy statement filed on April 15, 2008 contain comparable terms to those you could have obtained from unaffiliated third parties.  If not, please disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated third parties.

The Company respectfully submits that the Company believes that all of the transactions and agreements with related parties that are disclosed in this section of the definitive proxy statement filed on April 15, 2008 contain comparable terms to those the Company could have obtained from unaffiliated third parties.

If you should have any additional questions please contact me directly at (562) 493-7231.

Thank you for your consideration.

/s/ Harrison S. Clay
Harrison S. Clay
Vice President, General Counsel
Clean Energy Fuels Corp.

cc:	Andrew J. Littlefair, Chief Executive Officer
Richard R. Wheeler, Chief Financial Officer
Andrew D. Thorpe, Esq., Morrison & Foerster LLP